UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

October 16, 2014

Koninklijke Philips N.V. ———————————————————————————————————
(Translation of registrant’s name into English)

The Netherlands ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Breitner Center, Amstelplein 2, 1096 BC Amsterdam, The Netherlands
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

This report comprises a copy of the following press release:

“The purpose of this submission is to amend the Current Reports on Form 6-K previously submitted on the dates below (the “Prior Reports”) for the purpose of submitting to the U.S. Securities and Exchange Commission (the “Commission”) the
text of press releases issued by Philips in 2014 which the Prior Reports had indicated were to exhibits to the Prior Reports. Those press releases are attached hereto and submitted to the Commission with this Current Report on Form
6-K/A.
Filing dates: February 11, 2014; March 18, 2014; April 28, 2014; May 20, 2014;
June 3, 2014; June 5, 2014; June 16, 2014; July 3, 2014; July 8, 2014; July 25,
2014; September 3, 2014; September 23, 2014; October 2, 2014.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Koninklijke Philips N.V.

Date: 10/16/2014	By:	M.J. van Ginneken
	Name:	M.J. van Ginneken
	Title:	General Secretary